OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response.........................................10.4

SCHEDULE 13G
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Mitel Networks Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

60671Q10
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60671Q10	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Technology Investment Corporation/Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0*
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* As part of an internal reorganization, Power Technology Investment Corporation (“Power Tech”) transferred to Power Corporation of Canada (“PCC”), its parent company, all of the securities of Mitel Networks Corporation that were previously owned by Power Tech.

CUSIP No. 60671Q10	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Power Corporation of Canada/Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 23,997,467*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 23,997,467*
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,997,467*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.65%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* As part of an internal reorganization, Power Technology Investment Corporation (“Power Tech”) transferred to Power Corporation of Canada (“PCC”), its parent company, all of the securities of Mitel Networks Corporation that were previously owned by Power Tech. The amount of common stock disclosed herein as owned by PCC includes common shares issuable upon conversion of Class 1 Convertible Preferred Shares and Warrants. The amount of common stock disclosed herein as owned by PCC does not include shares of capital stock beneficially owned by the other parties to the Shareholders Agreement, dated August 16, 2007, between Mitel Networks Corporation, EdgeStone Capital Equity Fund II-B GP, Inc., Power Technology Investment Corporation, Wesley Clover Corporation, Terrence H. Matthews, Celtic Tech Jet Limited, Arsenal Holdco I, S.A.R.L and Arsenal Holdco II, S.A.R.L. and Morgan Stanley Principal Investments, Inc., which was filed as Exhibit 99.3, as to which the Reporting Persons disclaim beneficial ownership. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

**  This percentage was calculated pursuant to Rule 13d-3(d)(1)(i) and assumes that none of the outstanding warrants or convertible preferred shares (other than those held by PCC) or any other convertible securities of the issuer have been converted into common stock.

Item 1. (a)               Name of Issuer

Mitel Networks Corporation

Item 1. (b)               Address of Issuer’s Principal Executive Offices

350 Legget Drive
Ottawa, ON K2K 2W7
Canada

Item 2. (a)               Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”) *

(i)           Power Technology Investment Corporation
(ii)          Power Corporation of Canada

*Attached as Exhibit 99.4 is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)              Address of Principal Business Office or, if None, Residence

Power Technology Investment Corporation
751 Square Victoria
Montreal, Quebec H2Y 2J3
Canada

Power Corporation of Canada
751 Square Victoria
Montreal, Quebec H2Y 2J3
Canada

Item 2.(c)              Citizenship

See Item 4 of the attached cover pages

Item 2. (d)             Title of Class of Securities

Common Shares

Item 2. (e)              CUSIP Number

60671Q10

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
See Item 9 of the attached cover pages.

(b)	Percent of class:
See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of the attached cover pages.

(ii)	Shared power to vote or to direct the vote:
See Item 6 of the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of the attached cover pages.

Item 5.                      Ownership of Five Percent or Less of a Class

Power Tech has ceased to be the beneficial owner of more than five percent of the common shares.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

See attached Exhibit 99.5 for information regarding persons who may be deemed to control PCC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

POWER TECHNOLOGY INVESTMENT CORPORATION
By:	/s/ PETER KRUYT
	Name:	Peter Kruyt
	Title:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

POWER CORPORATION OF CANADA
By:	/s/ STEPHANE LEMAY
	Name:	Stephane Lemay
	Title:	Vice President and Assistant General Counsel